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                             October 1, 2020

       Chris Christensen
       Chief Executive Officer
       iCap Vault 1, LLC
       3535 Factoria Blvd. SE, Suite 500
       Bellevue, WA 98006

                                                        Re: iCap Vault 1, LLC
                                                            Amendment No. 5 to
Registration Statement on Form S-11
                                                            Filed September 18,
2020
                                                            File No. 333-236458

       Dear Mr. Christensen:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 11, 2020 letter.

       Amendment No. 5 to Registration Statement on Form S-11

       General

   1. We note in your response to comment 1 that you will have no discretion to change the interest rate premium
after the first year and that there is no termination date. However, you disclosure suggests
that the interest rate premiums (other than the lock-up) will last for 1 year and will be
renewed for an additional year. Please revise your disclosure to be consistent with your
response to comment 1.
 Chris Christensen
FirstName
iCap Vault LastNameChris Christensen
           1, LLC
Comapany
October    NameiCap Vault 1, LLC
        1, 2020
October
Page 2 1, 2020 Page 2
FirstName LastName
       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Laura Anthony